Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Six Months Ended
	June 26, 2004	June 28, 2003
Income before taxes	$4,964	$2,587
Add fixed charges	52	54

Income before taxes and fixed charges	$5,016	$2,641

Fixed charges:
Interest	$33	$32
Estimated interest component of rental expense	19	22

Total	$52	$54

Ratio of earnings before taxes and fixed charges, to fixed charges	96	49